CALSTRS

May 15, 2012

Dear Hospitality Properties Trust Shareowner:

We are writing to update you on the HPT board’s response to the voting results at the May 9, 2012, annual meeting.

According to the company’s May 14, 2012, 8-K filing, Dr. Bruce M. Gans was supported by only 42 percent of the shares voted for and against, significantly below the majority vote required to be re-elected. Mr. Adam D. Portnoy was re-elected, with 53 percent of the shares voted for and against.

Unfortunately, instead of respecting the views of shareowners, the board immediately re-appointed Dr. Gans. In doing so, it said that “the insufficient vote for Dr. Gans appeared not to be directed at any personal failings of Dr. Gans, but rather to be the result of a policy position taken by the Board of Trustees in opposition to the shareholder proposal by the California Public Employee Pension Plan [sic],” according to the filing.

We believe the board’s reasoning is flawed. We solicited votes against Dr. Gans and Mr. Portnoy due to our numerous concerns about HPT’s governance. We believe the very high vote against Dr. Gans can be interpreted only one way: Shareowners do not support the continued service of Dr. Gans on the HPT board.

The board’s action violates a basic underpinning of the U.S. capital markets: Public companies have an obligation to be accountable to shareowners. When a company chooses to go public and access capital—shareowners’ capital—it has a responsibility to listen to its owners and an obligation to honor voting results. HPT’s decision to ignore shareowners and re-appoint a director who was not duly elected makes a mockery of director elections and strips shareowners of their rights to elect and remove directors.

The board’s response to the voting results confirms our assessment that this company is in need of governance reform. We have sent the attached letter calling on the board to accept Dr. Gans’ resignation, evaluate the skills and experience needed in a successor and appoint a highly qualified, truly independent trustee. If you share our concerns, we ask that you contact the board through corporate secretary Jennifer Clark, c/o Hospitality Properties Trust, Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458 or JClark@reitmr.com. Please contact us with any questions.

Sincerely,

Jay J. Chaudhuri General Counsel and Senior Policy Advisor North Carolina Retirement Systems	Anne E. Sheehan Director of Corporate Governance California State Teachers’ Retirement System (CalSTRS)

Carol Nolan Drake Chief External Affairs Officer Ohio Public Employees Retirement System	Anne Simpson Senior Portfolio Manager, Investments and Director of Corporate Governance California Public Employees’ Retirement System (CalPERS)

Michael P. McCauley Senior Officer of Investment Programs and Governance Florida State Board of Administration	Gregory W. Smith General Counsel and COO Public Employees’ Retirement Association of Colorado

CALSTRS

May 15, 2012

Mr. Barry Portnoy

Managing Trustee

c/o Director of Internal Audit Hospitality Properties Trust Two Newton Place

255 Washington Street, Suite 300

Newton, MA 02458

Dear Mr. Portnoy:

We are writing to express our disappointment with the board’s actions after the announcement of the voting results at the May 9, 2012, annual meeting. We believe that Dr. Bruce M. Gans should step down from the board and urge the board to conduct an evaluation of the skills and experience that would be most beneficial in a successor. The Nominating and Governance Committee could lead that assessment and work to identify a highly qualified, truly independent replacement for Dr. Gans.

The company reported in a May 14, 2012, 8-K filing that Dr. Gans was supported by only 42 percent of the shares voted for and against, significantly below the majority vote required to be re-elected. We are surprised that the board immediately re-appointed Dr. Gans—seemingly without any analysis or consultation with the company’s shareowners—on the grounds that “the insufficient vote for Dr. Gans appeared not to be directed at any personal failings of Dr. Gans, but rather to be the result of a policy position taken by the Board of Trustees in opposition to the shareholder proposal by the California Public Employee Pension Plan [sic],” according to the filing.

To be clear: We solicited votes against Dr. Gans and Mr. Adam D. Portnoy, who barely received the required majority vote, because of our numerous concerns about the governance of Hospitality Properties Trust. As articulated in our letter to shareowners, we are concerned about the board composition and potential insularity, shareowners’ inability to amend the bylaws and their limited ability to amend the charter, and the company’s dead hand poison pill. Certainly the board’s long history of ignoring majority votes on shareowner proposals is also a strong concern. However, we stress that this was not our only reason for soliciting votes against the director nominees.

Our primary rights as shareowners are to elect and remove directors. As a result, we cast our votes for and against directors carefully. These votes reflect our analysis of whether or not we believe an individual should represent shareowners on a board.

Public companies have an obligation to be accountable to their shareowners. Majority voting for directors is an important tool for shareowners to hold directors accountable, and we strongly believe boards should honor these voting results. We believe the very high vote against Dr. Gans should be interpreted in only one way: Shareowners do not support the continued service of Dr. Gans on the HPT board.

As a result, we request that the board accept the resignation of Dr. Gans immediately and begin the process of identifying highly qualified, truly independent trustee candidates. We believe outreach to your shareowners could also help identify qualified candidates.

Please do not hesitate to contact us with any questions.

Sincerely,

Jay J. Chaudhuri General Counsel and Senior Policy Advisor North Carolina Retirement Systems	Anne E. Sheehan Director of Corporate Governance California State Teachers’ Retirement System (CalSTRS)

Carol Nolan Drake Chief External Affairs Officer Ohio Public Employees Retirement System	Anne Simpson Senior Portfolio Manager, Investments and Director of Corporate Governance California Public Employees’ Retirement System (CalPERS)

Michael P. McCauley Senior Officer of Investment Programs and Governance Florida State Board of Administration	Gregory W. Smith General Counsel and COO Public Employees’ Retirement Association of Colorado